Becker & Poliakoff, P.A. 45 Broadway, 17th Floor New York, NY 10006 Email: bhuo@beckerlawyers.com Phone: 212 599 3322

February 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street NE

Washington, DC 20549

Attention:	Ms. Pearlyne Paulemon
Mr. Jeffrey Lewis
Ms. Jennifer Monick
Mr. David Link

Re:	UY Scuti Acquisition Corp.
Registration Statement on Form S-1
Filed February 10, 2025
File No. 333-284815

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated February 4, 2025 to Mr. Jialuan Ma, Chief Executive Officer of UY Scuti Acquisition Corp, (the “Company”). On behalf of our client, and as requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are providing this letter setting forth our responses to comments received from the Staff regarding the Registration Statement on Form S-1 of the Company submitted on February 10, 2025 and concurrently amending the Registration Statement (the “Registration Statement”) to include revised disclosure to address the Staff’s comments, which Registration Statement has been publicly filed with the Commission on the date hereof.

For your convenience, we have set forth the Staff’s comments in bold italics, followed by our response, as follows:

Registration Statement on Form S-1 filed February 11, 2025
Unaudited Financial Statements, page F-14

1.	We note you selected March 31 as your fiscal year end. We note your unaudited interim financial statements are for the period from January 18, 2024 (inception) through September 30, 2024. Please revise your unaudited interim financial statements to ensure they do not include a period that encompasses two different fiscal years. Please refer to Rule 8-03 of Regulation S-X..

We have revised the financials on page F-15 to F-17 of the Registration Statement per the Staff’s comment.

Thank you for your time and attention. We believe that our revisions have addressed all of the Staff’s concerns of which we are aware. Should you have additional questions regarding the information contained herein or in the Registration Statement, please contact the undersigned, Bill Huo, Esq., at bhuo@beckerlawyers.com, or Michael Goldstein, Esq. at mgoldstein@beckerlawyers.com.

Very truly yours,

By:	/s/ Bill Huo
Name:	Bill Huo

cc:	Jialuan Ma, Chief Executive Officer